Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2012	2011	2010	2009	2008
	(Dollars in millions)
Earnings calculation:

Income before income taxes	$183.4	$191.5	$278.1	$310.4	$237.9
Fixed charges	215.9	204.8	201.8	191.8	156.8

Earnings	$399.3	$396.3	$479.9	$502.2	$394.7

Fixed charges calculation:

Other interest expense including capital lease interest but excluding Senior Notes and hybrid notes	$0.4	$0.2	$0.6	$0.8	$1.2

Amortization of Senior Notes	18.3	17.6	17.6	17.6	17.6

Amortization of hybrid notes	21.2	21.1	21.1	21.2	21.0

Interest credited	171.3	161.0	158.4	145.6	110.7
Portion of rental expense representing an interest factor (1)	4.7	4.9	4.1	6.6	6.3

Total fixed charges	$215.9	$204.8	$201.8	$191.8	$156.8

Ratio of earnings to fixed charges	1.8 x	1.9 x	2.4 x	2.6 x	2.5 x

(1)	Interest portion of operating leases is assumed to be 28 percent.